United States securities and exchange commission logo





                               June 17, 2022

       Lou Rassey
       Chief Executive Officer
       Fast Radius, Inc.
       113 N. May Street
       Chicago, Illinois 60607

                                                        Re: Fast Radius, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 3, 2022
                                                            File No. 333-264427

       Dear Mr. Rassey:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed June 3, 2022

       Cover Page

   1. We note your response to prior comment 1. Please disclose that while the selling securityholders may
experience a positive rate of return based on the current trading price, the public
securityholders may not experience a similar rate of return on the securities they purchased due to
differences in the purchase prices and the current trading price.
   2. We note your response to comment 3. Please explain why you do not believe there is a material impact on your
liquidity, financial position, and/or results of operations if warrant holders fail to
exercise the warrants for cash.
 Lou Rassey
FirstName
Fast Radius,LastNameLou Rassey
             Inc.
Comapany
June       NameFast Radius, Inc.
     17, 2022
June 17,
Page 2 2022 Page 2
FirstName LastName
Liquidity and Capital Resources, page 79

3. We note that the projected revenues and net loss for the year ended December 31, 2022 are $104 million and $64 million, respectively as set forth in the unaudited prospective financial information management prepared and provided to the board,
the company   s
         financial advisors and the SPAC in connection with the evaluation of the Business
         Combination. We also note that your actual revenues and net loss for the three months ended March 31, 2022 were approximately $6.3 million and $44.6 million,
         respectively. Please tell us whether you have considered updating your disclosure in
         Liquidity and Capital Resources, and elsewhere, to provide updated information about the
         company   s financial position and further risks to the business
operations and liquidity in
         light of these circumstances.
4. We note your response to prior comment 7. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company s ability to raise additional capital.
Principal Stockholders, page 131

5. We note your response to prior comment 10. Please reconcile the disclosure in the table on page 131 about the number of shares beneficially owned by ECP ControlCo, LLC and its affiliates with the disclosure in the table on page 134 about the number of shares beneficially owned by ECP ControlCo, LLC and its affiliates. Also, tell us why the number of shares to be sold in this offering in the fourth column in the table on page 134 by several entities and persons are greater than the number of shares beneficially owned in the second column in the table by the same entities and persons identified on page 134.
      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal
Branch Chief, at 202-551-3397 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Joshua M. Samek, Esq.